Kathleen A. McGah, Vice President and Counsel PHL Variable Insurance Company One American Row Hartford, CT 06102-5056

December 18, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PHL Variable Insurance Company
Initial Registration Statement on Form S-1
File No. 333-154665, SEC Accession No. 0001193125-08-214505
Request for Withdrawal of Initial Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statement, filed with the Securities and Exchange Commission on October 22, 2008.

The registration statement was filed in connection with an offering of certain contingent group deferred annuity contracts. The Company has since determined not to undertake that particular offering. No securities were sold in connection with the registration statement.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6625 or W. Thomas Conner at (202) 383-0590.

Very truly yours,

/s/ Kathleen McGah

Kathleen McGah

cc:	W. Thomas Conner
Elisabeth M. Bentzinger